EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BETWEEN

ALLSCRIPTS, LLC

AND

RXCENTRIC INC.

dated

July 16, 2003

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of the 16th day of July, 2003 by and between RxCentric Inc., a Delaware corporation with its principal offices in New York, New York (“RxCentric”), and Allscripts, LLC, a Delaware limited liability company with its principal offices in Libertyville, Illinois (“Allscripts”).

W I T N E S S E T H:

Background

Allscripts, through its Physicians Interactive™ (“PI”) business division, offers comprehensive Internet-based e-detailing and surveying services to the health care industry.  Allscripts desires to expand its PI business division.  RxCentric offers Internet-based e-detailing, pharmaceutical product sampling and continuing medical education services to the health care industry.  Allscripts desires to purchase substantially all the assets and assume certain liabilities of RxCentric.  The purpose of this Agreement is to set forth the purchase price, terms and conditions pursuant to which Allscripts will acquire substantially all the assets and assume certain liabilities of RxCentric.

Agreements

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants, and provisions hereinafter set forth, RxCentric and Allscripts hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1                                      Terms Defined in this Section.  The following terms, as used in this Agreement, have the meanings set forth in this Section:

“Accounts Receivable” means all rights of RxCentric as of the Closing Date to payment or pre-payment for the provision of goods or services by, or committed to be performed by, RxCentric prior to the Closing Date.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person.  For purposes of this definition, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlled by” and “under common control with” have meanings corresponding to the meaning of “control.”

“AHS” means Allscripts Healthcare Solutions, Inc., a Delaware corporation that is the parent corporation of Allscripts.

“Assets” means the assets to be sold, transferred, or otherwise conveyed to Allscripts under this Agreement, as specified in Section 2.1.

“Assumed Contracts” means (i) all customer contracts, proposals and contract rights listed on Schedules 2.1(a), 2.1(e), and 6.13 (other than those Contracts designated as non-assumed Contracts), and (ii) all Contracts entered into by RxCentric between the date of this Agreement and the Closing Date in compliance with Section 7.1(d) that relate to the business and operations of RxCentric, and are added to such Schedules at Closing, excluding, in each case, Contracts that will be fully performed prior to Closing.

“Backlog” means payment obligations owed to RxCentric pursuant to an Assumed Contract that have not yet been recognized in accordance with generally accepted accounting principles, as reasonably determined in accordance with the methodology set forth on Schedule 9.1 hereto.

“Business Day” means any day (other than a day which is a Saturday or Sunday) on which banks are permitted to be open for business in the State of Illinois.

“Closing” means the consummation of the acquisition of the Assets pursuant to this Agreement in accordance with the provisions of Article X.

“Closing Date” means the date on which the Closing occurs, as determined pursuant to Section 10.1.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder, or any subsequent legislative enactment thereof, as in effect from time to time.

“Compensation Arrangement” means any plan or compensation arrangement other than an Employee Benefit Plan, whether written or unwritten, which provides employees, former employees, officers, or directors of RxCentric or any Affiliate any compensation or benefits, whether deferred or not, in excess of base salary or wages, including any bonus or incentive plan, deferred compensation arrangement, life insurance, severance pay plan, or any other employee fringe benefit plan.

“Consents” means all consents, permits, or approvals of Governmental Authorities, and other third parties necessary to transfer the Assets to Allscripts or otherwise to consummate lawfully the transactions contemplated by this Agreement without forfeiture or impairment of any Assumed Contract, including any such consent, permit, or approval required to be obtained after the Closing, including those listed on Schedule 6.5(a).

“Contracts” means all contracts, leases, non-governmental licenses, and other agreements, commitments, or arrangements (including leases for personal or real property, and employment agreements), written or oral, to which RxCentric is a party or which are binding upon RxCentric and that relate to or affect the Assets or the business or operations of RxCentric, including those listed on Schedules 2.1(a), 2.1(e), 6.13.

“Effective Time” means 12:01 a.m., Eastern Time, on the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Governmental Authority” means Taxing Authority and any federal, state, local, municipal, foreign, tribal or other authority of any nature (including any governmental agency, branch, bureau, department, official or entity and any court or other tribunal).

“Hazardous Materials” means (i) hazardous materials, contaminants, constituents, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations, as amended: the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., and the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing materials, (v) PCBs, or PCB-containing materials or fluids, (vi) any substances with respect to which any federal, state or local agency or other Governmental Authority may require either an environmental investigation or environmental remediation, and (vii) any other hazardous or noxious substance, material, pollutant or solid or liquid waste that is regulated by any environmental Legal Requirement or Judgment.

“Intangible Property” means any trademark, trade name, logo, service mark, service name, brand mark or brand name, industrial design, copyright, technical information or data, machinery or equipment warranties, invention, drawing, proprietary know-how, information or other similar intangible property rights or interests (and any goodwill associated with the foregoing) applied for, issued to, owned or licensed by RxCentric and used or held for use in connection with the conduct of the business or operations of RxCentric, and all registrations thereof and pending applications therefor, including those listed on Schedule 6.12, together with any renewals, extensions, modifications, or additions thereto between the date of this Agreement and the Closing Date.

“Judgment” means any judgment, writ, order, injunction, award or decree of any court, judge, justice, or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority.

“Laws” or “Legal Requirement” means applicable common law and any applicable law, statute, regulation, rule, ordinance, treaty, or Judgment enacted, adopted, promulgated, or applied by any Governmental Authority.

“Licenses” means all licenses, permits, registrations, and other authorizations issued by any Governmental Authority to RxCentric and used or held for use in connection with the conduct of the business or operations of RxCentric, together with any renewals, extensions, modifications, or additions thereto between the date of this Agreement and the Closing Date.

“Lien” means any lien, mortgage, deed of trust, hypothecation, pledge, easement, right-of-way, building or use restriction, exception, reservation, security interest, or similar third-party right.

“Person” means an individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, governmental entity, or other entity or organization.

“Real Property” means all real property and all buildings and other improvements thereon, whether owned or held by RxCentric and used or held for use in connection with the conduct of the business or operations of RxCentric.

“Real Property Interests” means all interests in real property, including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, owned by RxCentric and used or held for use in connection with the conduct of the business or operations of RxCentric.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, emptying, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any Real Property and any real property operated or used by RxCentric, including the movement of any Hazardous Materials through the air, soil, surface water, groundwater or property.

“Required Consent” means each Consent listed on Schedule 6.5(b) that is not designated with an asterisk.

“Tangible Personal Property” means all machinery, equipment, tools, vehicles, furniture, fixtures, leasehold improvements, office equipment, materials and supplies, plant, inventory, spare parts, and other tangible personal property of every kind and description owned by RxCentric (and computer and office equipment and other tangible personal property owned by RxCentric and in the possession of employees of RxCentric) used or held exclusively for use in connection with the conduct of the business or operations of RxCentric, together with any additions, improvements, and replacements thereto between the date of this Agreement and the Closing Date, including those listed on Schedule 6.11(a).

“Tax” or “Taxes” means all taxes, charges, fees, levies, or other assessments imposed by any federal, state, local, or foreign taxing authority, whether disputed or not, including income, capital, estimated, excise, property, sales, transfer, withholding, employment, payroll, and franchise taxes and any interest, penalties, or additions attributable to or imposed on or with respect to such assessments.

“Tax Returns” means any returns, reports, or statements (including any information returns) required to be filed for purposes of a particular Tax or for purposes of furnishing information to a Taxing Authority.

“Taxing Authority” means any and all federal, state, local or foreign authorities empowered to assess or collect Taxes.

Section 1.2                                      Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Agreement	Preamble
AHS SEC Filings	Section 5.4
Allscripts	Preamble
Allscripts Documents	Section 5.2
Assumed Liabilities	Section 4.1
Balance Sheet	Section 6.6
Balance Sheet Date	Section 6.6
Claimant	Section 12.4(a)
Contingent Purchase Price	Section 3.4

Continuation Coverage Requirements	Section 11.1
Deposit	Section 3.2(a)
Dinse Knapp	Section 3.2
Employee Benefit Plans	Section 6.14(a)
ERISA Affiliate	Section 6.14(a)
Excluded Assets	Section 2.2
Financial Statements	Section 6.6
Included Books and Records	Section 2.1(f)
Indemnifying Party	Section 12.4(a)
Intellectual Property Rights	Section 6.12
Losses	Section 12.1
Material Adverse Change	Section 9.1
Material Contracts	Section 6.13
Operating Liabilities	Section 3.1
Pension Plans	Section 6.14(a)
Personal Property Leases	Section 6.11(a)
PI Gross Revenues	Section 3.4
Purchase Price	Section 3.1
Qualified Plans	Section 6.14(d)
RxCentric	Preamble
RxCentric Documents	Section 6.2
Software Products	Section 2.1(b)

Section 1.3                                      Terms Generally.  The definitions in Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context requires, any pronoun includes the corresponding masculine, feminine, and neuter forms.  The words “include,” “includes,” and “including” are not limiting.  Except as specifically otherwise provided in this Agreement in a particular instance, a reference to a Section, Exhibit or Schedule is a reference to a Section of this Agreement or an Exhibit or Schedule hereto, and the terms “hereof,” “herein,” and other like terms refer to this Agreement as a whole, including the Exhibits and Schedules to this Agreement, and not solely to any particular part of this Agreement.  Any reference in this Agreement to a “day” or number of “days” (without the explicit qualification of “Business”) shall be interpreted as a reference to a calendar day or number of calendar days.  If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1                                      Assets to be Conveyed.  Subject to the fulfillment (or waiver) of the terms and conditions set forth in this Agreement, at the Closing, RxCentric shall assign, sell, convey, transfer, and deliver to Allscripts and, with respect to certain Intellectual Property Rights, cause DNA Healthcare, Inc., RxCentric’s wholly-owned subsidiary, to assign, sell, convey, transfer, and deliver to Allscripts, by good and sufficient instruments, and Allscripts shall purchase from RxCentric, all of RxCentric’s right, title, and interest as of the Closing Date in all of the tangible and intangible assets owned by RxCentric used or held for use in connection with the conduct of its business and operations of every type and description, together with any additions thereto between the date of this Agreement and the Closing Date, but excluding the Excluded Assets described in Section 2.2, free and clear of all Liens, including:

(a)               Real Property.  All Real Property, including the Real Property Interests, including that certain Lease between RxCentric and SMII Fifth Avenue LLC, dated July 12, 2002, and all leases in which RxCentric is named as lessor, including the leases specified on Schedule 2.1(a).

(b)              Software Products.  All of the software programs, applications and tools developed and marketed by RxCentric and any intellectual property rights associated with such programs, applications or tools including the software products identified in Schedule 2.1(b) (the “Software Products”).

(c)               Tangible Personal Property.  All Tangible Personal Property, except as excluded in Section 2.2.

(d)              Intangible Property.  All Intangible Property, including all of the Software Products, all Intellectual Property Rights, and all other Intangible Property.

(e)               Assumed Contracts.  All Assumed Contracts, consisting of the contracts identified on Schedule 2.1(e).

(f)                 Books and Records.  All of the books, records, supplier lists, customer lists, files, invoices, ledgers, price lists, mailing lists, and any and all other information or records pertaining to RxCentric’s business at or before the closing (the “Included Books and Records”).

(g)              Other Assets.  All proprietary information, technical information, machinery and equipment, warranties, maps, computer discs and tapes, plans, diagrams, blueprints, and schematics relating to the business or operations of RxCentric.

(h)              Accounts Receivable.  All Accounts Receivable related to Assumed Contracts, as of the Closing Date.

(i)                  Goodwill.  All goodwill in, and going concern value of, RxCentric or connected exclusively with the Assets.

Section 2.2                                      Excluded Assets.  Expressly excluded from the Assets and the sale to Allscripts are the following assets: (a) cash and cash equivalents (which includes the security deposit pursuant to the Lease between RxCentric and SMII Fifth Avenue LLC, dated July 12, 2002); (b) all Contracts that are not Assumed Contracts; (c) stock in DNA Healthcare, Inc.; and (d) any amounts received as refunds for Taxes previously paid by RxCentric.

ARTICLE III

PURCHASE PRICE

Section 3.1                                      Purchase Price.  The purchase price to be paid by Allscripts to RxCentric for the Assets shall be Four Million Five Hundred Thousand Dollars ($4,500,000) all of which shall be paid in cash at the Closing as adjusted below (the “Purchase Price”).  The Purchase Price shall be adjusted by deducting an amount equal to the operating liabilities identified in Schedule 3.1 (and verified at Closing) and assumed by Allscripts at the Closing (the “Operating Liabilities”) and further adjusted by either deducting or adding, as applicable, the difference between (i) the excess of Deferred Revenues over Accounts Receivable at the date of this Agreement and (ii) the excess of Deferred Revenues over Accounts Receivable at the Closing.  If the excess of Deferred Revenues has increased, the Purchase Price shall be reduced by the amount of the increase.  If the excess of Deferred Revenues over Accounts Receivable has decreased, the Purchase Price shall be increased by the amount of the decrease.  “Deferred Revenues” means amounts RxCentric has invoiced customers but for which the revenue has not been recognized in accordance with generally accepted accounting principles.  The determination of Operating Liabilities will include a Deferred Revenue balance reduced by offsetting Accounts Receivable balances, measured on an account-by-account basis.

Section 3.2                                      Payment of Purchase Price.  At the Closing, Allscripts shall deliver to RxCentric in cash or immediately available funds a payment equal to the Purchase Price, as adjusted pursuant to Section 3.1 above.

Section 3.3                                      Allocation of Purchase Price.  The Purchase Price shall be allocated among the Assets as set forth in Schedule 3.3 attached hereto and made a part hereof.

Section 3.4                                      Contingent Purchase Price.  Allscripts shall pay RxCentric additional consideration of up to an aggregate total of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) (the “Contingent Purchase Price”) if gross revenues from Allscripts’ PI business (the “PI Gross Revenues”) exceed Seventeen Million Dollars ($17,000,000) during the twelve month period immediately following the Closing Date.  The Contingent Purchase Price shall equal the lesser of (i) five percent (5%) of the PI Gross Revenues in excess of Seventeen Million Dollars ($17,000,000) plus an additional two and one-half percent (2.5%) of the PI Gross Revenues in excess of Twenty Million Dollars ($20,000,000) or (ii) One Million Seven Hundred Fifty Thousand Dollars ($1,750,000).  The PI Gross Revenues shall be determined by Allscripts in accordance with GAAP and Allscripts’ standard accounting practices applicable to the PI business.  The Contingent Purchase Price, if payable, shall be paid in cash within forty-five days of the first anniversary of the Closing Date.  With respect to its PI business, Allscripts shall use its best efforts to maintain selling and performance practices that are consistent with PI’s current practices.  With respect to revenues to be generated from the Assumed Contracts, Allscripts shall perform such contracts in accordance with their respective terms.

ARTICLE IV

ASSUMED LIABILITIES

Section 4.1                                      Assumed Liabilities.  Except for the obligations and liabilities specified in this Section 4.1, Allscripts shall assume no responsibility for any liabilities of RxCentric.  On the Closing Date, Allscripts shall assume the obligations of RxCentric under the Operating Liabilities identified on Schedule 3.1 and the Assumed Contracts and relating to the other Assets to the extent such obligations and liabilities arise out of events and are attributable solely to the period after the Closing and which by the terms thereof are to be observed, paid, discharged, or performed, as the case may be, at any time on and after the Closing (collectively, the “Assumed Liabilities”).

Section 4.2                                      Liabilities Not Assumed.  Except for the liabilities specifically identified on Schedule 3.1, Allscripts will not assume by virtue of this Agreement or the transactions contemplated hereby, and Allscripts will not have liability for, any obligations or liabilities of RxCentric of any kind, character, or description whatsoever, including any of the following liabilities that exist now or at the Closing or that may arise in the future:

(a)               any of RxCentric’s obligations under this Agreement;

(b)              any obligations or liabilities relating to any of the Excluded Assets, or any obligations or liabilities under (i) any Contract not included in the Assumed Contracts, or (ii) any Contract which cannot fully and effectively be conveyed to Allscripts hereunder and to which Allscripts does not accept the benefits hereof;

(c)               any obligations or liabilities under the Assumed Contracts relating to the period prior to the Effective Time;

(d)              any intercompany liabilities or any liabilities by RxCentric to any Affiliate of RxCentric;

(e)               any liability in respect of any past, present, or future litigation, action, suit, proceeding, administrative review, or arbitration arising out of or relating to the ownership or operation of the Assets or the business and operations of RxCentric prior to the Closing, including those matters set forth on Schedule 6.16 (whether asserted, accrued, or commenced before or after the Closing);

(f)                 any liabilities of RxCentric for Taxes, including Taxes arising from the business and operations of RxCentric prior to the Closing; or

(g)              notwithstanding anything to the contrary herein, any liabilities under an Employee Benefit Plan or any Compensation Arrangement, any liabilities for the reimbursement of medical expenses incurred by any current or former employee of RxCentric (or any dependent of such current or former employee) in connection with medical treatment which was provided, or commenced, prior to the Closing, and any liability or obligations in order to comply with the continuation health care coverage requirements of Code Section 4980B and ERISA Sections 601 through 608.

Section 4.3                                      Assignment of Contracts.  If any contract to be assigned to Allscripts under this Agreement may not be assigned without Consent of the other party thereto, RxCentric shall use its best efforts (which shall include curing any undisputed breaches of RxCentric’s obligations under the Assumed Contracts) to obtain the consent of the other party to the assignment.  If a Required Consent to the assignment of any Assumed Contract is not obtained and Allscripts, in its discretion, waives the requirement under this Agreement that such Required Consent be obtained as a condition to Closing and the requirement that such Assumed Contract be assigned to Allscripts at the Closing, RxCentric shall use its best efforts to keep such Assumed Contract in effect and to give Allscripts the benefit of such Assumed Contract to the same extent as if it had been assigned, and Allscripts shall perform RxCentric’s obligations under the Assumed Contract relating to the benefit obtained by Allscripts   From and after the Closing, RxCentric will diligently pursue and provide reasonable assistance to Allscripts in connection with obtaining any Consent that was not obtained prior to Closing.  Nothing in this Agreement shall be construed as an attempt to assign any Assumed Contract that is by its terms nonassignable without the consent of the other party or as a waiver by Allscripts of any requirement under this Agreement that consent to the assignment of such Assumed Contract be obtained prior to Closing.  The letter requesting consent to assignment with respect to the Assumed Contracts shall be substantially in the form set forth as Exhibit A hereto, except that, with respect to the Assumed Contracts to which Novartis or Aventis is a party, RxCentric shall use substantially the form set forth in Exhibit B hereto.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ALLSCRIPTS

Each of Allscripts and AHS hereby jointly and severally represents and warrants to RxCentric that as of the date hereof and shall represent and warrant to RxCentric as of the Closing Date:

Section 5.1                                      Organization and Good Standing.  Allscripts is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Allscripts has all requisite power and authority to carry on the businesses in which it is now engaged and to own and use the properties now owned and used by it.

Section 5.2                                      Authorization of Agreement.  Allscripts has full power and authority to execute and deliver this Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Allscripts in connection with the consummation of the transactions contemplated hereby and thereby (together the “Allscripts Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Allscripts of this Agreement and each Allscripts Document have been duly authorized by all necessary action on behalf of Allscripts  This Agreement has been, and each Allscripts Document will be at or prior to the Closing, duly executed and delivered by Allscripts (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Allscripts Documents when so executed and delivered will constitute, legal, valid and binding obligations of Allscripts, enforceable against Allscripts in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.3                                      Conflicts; Consents of Third Parties.

(a)               Neither of the execution and delivery by Allscripts of this Agreement and of the Allscripts Documents, nor the compliance by Allscripts with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or bylaws of Allscripts, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which Allscripts is a party or by which Allscripts or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which Allscripts is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations or financial condition of Allscripts and its subsidiaries, taken as a whole.

(b)              No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Allscripts in connection with the execution and delivery of this Agreement or the Allscripts Documents or the compliance by Allscripts with any of the provisions hereof or thereof.

Section 5.4                                      AHS SEC Filings.  AHS has filed with the SEC all documents required to be filed by it since July 31, 1999, and has made available to RxCentric each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed since July 31, 1999, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “AHS SEC Filings”).  As of their respective dates, each of the AHS SEC Filings (i) was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof.  Each of the consolidated balance sheets included in or incorporated by reference into the AHS SEC Filings (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Allscripts as of its date, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into the AHS SEC Filings (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Allscripts for the periods set forth therein (subject, in the case of unaudited statements, to (A) such exceptions as may be permitted by Form 10-Q of the SEC and (B) normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

Section 5.5                                      Litigation.  There are no legal proceedings pending or, to the best knowledge of Allscripts, threatened that are reasonably likely to prohibit or restrain the ability of Allscripts to enter into this Agreement, to perform its covenants and agreements hereunder or to consummate the transactions contemplated hereby or which, if adversely determined, would reasonably be likely to have a material adverse effect on the business, properties, results of operations or financial condition of Allscripts and it subsidiaries, taken as a whole.

Section 5.6                                      Brokers.  No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Allscripts in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

Section 5.7                                      No Misrepresentation.  No representation or warranty made by Allscripts in this Agreement or in any Exhibit or Schedule hereto or in any certificate or other instrument furnished by Allscripts pursuant to the terms hereof contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF RXCENTRIC

RxCentric hereby represents and warrants to Allscripts that, as of the date hereof and shall represent and warrant to Allscripts as of the Closing Date:

Section 6.1                                      Organization and Good Standing.  RxCentric is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.  RxCentric is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except for any such failures to be qualified or in good standing that would not reasonably be expected to have a Material Adverse Effect.

Section 6.2                                      Authorization of Agreement.  RxCentric has full corporate power and authority to execute and deliver this Agreement, and each other agreement, document or instrument or certificate contemplated by this Agreement or to be executed by RxCentric in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “RxCentric Documents”), and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and each of the RxCentric Documents will be at or prior to the Closing, duly and validly executed and delivered by RxCentric and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the RxCentric Documents when so executed and delivered will constitute, legal, valid and binding obligations of RxCentric, enforceable against RxCentric in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 6.3                                      Subsidiaries.  Other than DNA Healthcare, Inc., RxCentric does not, directly or indirectly, own any stock or other equity interest in any other Person.  Other than certain trademarks denoted on Schedule 6.12 hereto, DNA Healthcare, Inc. does not directly own any of the Assets.

Section 6.4                                      Corporate Records.

(a)               RxCentric has delivered to Allscripts true, correct and complete copies of the certificate of incorporation, as amended (certified by the Secretary of State or other appropriate official of Delaware) and Amended Bylaws, as amended (certified by the secretary, assistant secretary or other appropriate officer) of RxCentric.

(b)              The minute books of RxCentric made available to Allscripts contain complete and accurate records of all meetings and reflect all other corporate action of the stockholders and board of directors (including committees thereof) of RxCentric.

Section 6.5                                      Conflicts; Consents of Third Parties.

(a)               Except as set forth in Schedule 6.5(a), none of the execution and delivery by RxCentric of this Agreement and the RxCentric Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by RxCentric with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or Bylaws of RxCentric; (ii) assuming RxCentric obtains requisite consents to assignment and provides proper notice, conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which RxCentric is a party or by which it or any of its properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which RxCentric is bound; or (iv) result in the creation of any Lien upon the Assets of RxCentric.

(b)              No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of RxCentric in connection with the execution and delivery of this Agreement or the RxCentric Documents, or the compliance by RxCentric with any of the provisions hereof or thereof that has not been waived or granted.

Section 6.6                                      Financial Statements.  RxCentric has delivered to Allscripts copies of (a) the unaudited balance sheet of RxCentric as of December 31, 2002 and the related unaudited statements of income and of cash flows of RxCentric for the year then ended and (b) the unaudited balance sheet of RxCentric as at March 31, 2003 and the related unaudited statements of income and cash flows of RxCentric for the three-month period then ended (such unaudited statements are referred to herein as the “Financial Statements”).  Each of the Financial Statements is complete and correct in all material respects, has been prepared using RxCentric’s past practices and in accordance with GAAP (subject to the lack of footnotes and normal year-end adjustments) and presents fairly in all material respects the financial position, results of operations and cash flows of RxCentric as at the dates and for the periods indicated.  RxCentric acknowledges that following the Closing, Allscripts shall retain copies of the Financial Statements.

For the purposes hereof, the unaudited balance sheet of RxCentric as at March 31, 2003 is referred to as the “Balance Sheet” and March 31, 2003 is referred to as the “Balance Sheet Date”.

Section 6.7                                      No Undisclosed Liabilities.  Except as set forth in Schedule 6.7, RxCentric has no material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP which was not fully reflected in, adequately reserved against or otherwise described in the Balance Sheet or the notes thereto or was not incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

Section 6.8                                      Absence of Certain Developments.  Except as expressly contemplated by this Agreement or as set forth on Schedule 6.8, since the Balance Sheet Date:

(a)               there has not occurred any event which is reasonably likely to result in a Material Adverse Effect;

(b)              there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the Assets of RxCentric having a replacement cost of more than $25,000 for any single loss or $50,000 for all such losses;

(c)               RxCentric has not awarded or paid any bonuses to employees of RxCentric, except to the extent accrued on the Balance Sheet, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of RxCentric’s directors, officers or employees or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees (other than normal increases in the ordinary course of business consistent with past practice and that in the aggregate have not resulted in a material increase in the benefits or compensation expense of RxCentric);

(d)              there has not been any material change by RxCentric in accounting or Tax reporting principles, methods or policies except as required by GAAP;

(e)               RxCentric has not conducted its business other than in the ordinary course consistent with past practice;

(f)                 Except as set forth on Schedule 6.8(f), RxCentric has not failed to promptly pay and discharge material current liabilities except where disputed in good faith by appropriate proceedings;

(g)              RxCentric has not made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to any Affiliate of RxCentric;

(h)              Except as set forth on Schedule 6.8(h), RxCentric has not mortgaged, pledged or subjected to any Lien any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of RxCentric, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the ordinary course of business consistent with past practice;

(i)                  RxCentric has not discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice;

(j)                  RxCentric has not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the ordinary course of business consistent with past practice;

(k)               Except as set forth in Schedule 6.8(k), RxCentric has not made any oral promises or waivers related to the terms of the Assumed Contracts;

(l)                  RxCentric has not made or committed to make any capital expenditures or capital additions or betterments in excess of $10,000 individually or $25,000 in the aggregate;

(m)            RxCentric has not instituted or settled any material legal proceeding;

(n)              RxCentric has not made or revoked any Tax election (and no such election has been made or revoked on its behalf), and RxCentric has not (and no Person on RxCentric’s behalf has) settled or compromised a Tax dispute; and

(o)              RxCentric has not agreed to do anything set forth in this Section 6.8.

Section 6.9                                      Taxes.

(a)               All Tax Returns required to be filed by or on behalf of RxCentric, and all consolidated, combined or unitary Tax Returns that include RxCentric, have been properly prepared and duly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; all Taxes for which RxCentric may be liable (including interest and penalties) have been fully and timely paid or have been adequately provided for in the Financial Statements; and RxCentric has not executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

(b)              RxCentric has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(c)               There are no unpaid Taxes that could result in the creation of a Lien upon the Assets of RxCentric.

Section 6.10                                Real Property.

Except as set forth on Schedule 6.10, RxCentric does not now own or lease, and has never owned or leased any real property, and at the Closing Date will not own or lease any real property, except for the property subject to the Lease Agreement attached hereto as Exhibit 6.10.

Section 6.11                                Tangible Personal Property; Leases.

(a)               Schedule 6.11(a) sets forth all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $25,000 relating to personal property used in the business of RxCentric or to which RxCentric is a party or by which the Assets of RxCentric is bound.  RxCentric has delivered or otherwise made available to Allscripts true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(b)              RxCentric has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and there is no default under any Personal Property Lease by RxCentric or, to the best knowledge of RxCentric, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, in each case where such default would reasonably be expected to have a Material Adverse Effect.

(c)               RxCentric has good title to all of the items of tangible personal property reflected on the Balance Sheet (except as sold, consumed or disposed of subsequent to the date thereof in the ordinary course of business consistent with past practice), free and clear of any and all Liens.  All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of RxCentric are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted).

Section 6.12                                Intangible Property.  Schedule 6.12 contains a complete and correct list of each patent, trade secret, trademark, trade name, service mark and copyright (“Intellectual Property Rights”) owned or used by RxCentric as well as all registrations thereof and pending applications therefor, and each license or other agreement relating thereto and each third party Intellectual Property Right licensed by RxCentric.  Except as set forth on Schedule 6.12, each of the foregoing is owned by the party shown on Schedule 6.12 as owning the same, free and clear of all Liens and is in good standing and not the subject of any challenge.  Except as set forth in Schedule 6.12, there have been no claims made and, except as set forth in Schedule 6.12, (a) RxCentric has not received any notice or otherwise knows that any of the foregoing is invalid or unenforceable or conflicts with the asserted rights of others; (b) none of the foregoing infringes upon the Intellectual Property Rights of any Person and (c) the use of the foregoing or any component thereof by Allscripts consistent with the past use by RxCentric will not subject Allscripts, or any other Person to any infringement claim.  Except as set forth on Schedule 6.12, RxCentric possesses all patents, patent licenses, trade secret rights, trade names, trademarks, service marks, brand marks, brand names, copyrights, know-how, formulae and other proprietary and trade rights necessary for the conduct of RxCentric’s business, as now conducted, not subject to any restrictions and without any known conflict with the rights of others and RxCentric has not forfeited or otherwise relinquished any such patent, patent license, trade secret rights, trade name, trademark, service mark, brand mark, brand name, copyright, know-how, formulae or other proprietary right necessary for the conduct of RxCentric’s business, as conducted on the date hereof.  RxCentric has at all times (i) taken reasonable measures to ensure the confidentiality of its confidential information and (ii) entered into agreements with all employees and independent contractors providing that the employees and contractors are obligated to assign to RxCentric all their ownership interest in any patentable or unpatentable inventions or developments, trade secrets and copyrightable works created in the course of their employment.  To RxCentric’s knowledge, no third party is infringing or misappropriating any patent, trademark, trade name, service mark, copyright or other intellectual property rights owned by or exclusively licensed to RxCentric.  To RxCentric’s knowledge, no party to a license agreement under which RxCentric is licensed to use any patent, trademark, trade name, service mark or copyright of a third party or under which RxCentric has licensed a third party the right to use any patent, trademark, trade name, service mark or copyright owned by or licensed to RxCentric is or has been in material breach of that agreement and all such agreements are assignable to Allscripts.

Section 6.13                                Material Contracts.  Schedule 6.13 sets forth all of the following Contracts to which RxCentric is a party or by which it is bound or under which RxCentric receives direct benefit:  (a) Contracts, including all contract rights, with all RxCentric customers, copies of which shall have been delivered to and accepted by Allscripts prior to Closing; (b) Contracts with any current officer or director of RxCentric, or any Affiliate thereof; (c) Contracts with any labor union association representing any employee of RxCentric; (d) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party; (e) Contracts for the sale of any of the assets of RxCentric other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets; (f) joint venture agreements; (g) material Contracts containing covenants of RxCentric not to compete in any line of business or with any Person in any geographical area or covenants of any other person not to compete with RxCentric in any line of business or in any geographical area; (h) Contracts relating to the acquisition by RxCentric of any operating business or the capital stock of any other Person; (i) Contracts relating to the borrowing of money; or (j) any other Contracts that involve the expenditure of more than $25,000 in the aggregate or $10,000 annually and require performance by any party more than one year from the date hereof.  The Contracts set forth on Schedule 6.13 are referred to herein, collectively, as the “Material Contracts.”  There have been made available to Allscripts, true, correct and complete copies of all of the Material Contracts, and all of same shall be in writing, duly executed by all parties thereto.  Except as set forth on Schedule 6.13, all of the Material Contracts and other agreements are in full force and effect and are the legal, valid and binding obligations of RxCentric, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Except as set forth on Schedule 6.13, RxCentric is not in default in any material respect under any Material Contracts, nor has there occurred any event that but for the passage of time, the giving of notice or both would constitute such a default; nor, to the knowledge of RxCentric, is any other party to any Material Contract in default thereunder in any material respect.

Section 6.14                                Employee Benefits.

(a)               Schedule 6.14(a) sets forth a complete and correct list of (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and any other pension plans or employee benefit arrangements, programs or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies, hospitalization, medical insurance, life insurance and scholarship programs) maintained by RxCentric or any Affiliate or to which RxCentric or any Affiliate contributes or is obligated to contribute thereunder with respect to employees of RxCentric (“Employee Benefit Plans”) and (ii) any other “employee pension plans”, as defined in Section 3(2) of ERISA, maintained by RxCentric or any trade or business (whether or not incorporated) which are under control, or which are treated as a single employer, with RxCentric under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) or to which RxCentric or any ERISA Affiliate contributed or is obligated to contribute thereunder (“Pension Plans”).  Schedule 6.14(a) clearly identifies, Employee Benefit Plans or Pension Plans that are “benefit plans”, within the meaning of Section 5000(b)(1) of the Code providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at the former employee’s or his beneficiary’s sole expense).

(b)              No plan listed on Schedule 6.14(a) is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA and Section 413 of the Code).  Neither RxCentric nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute to any multiemployer plan.

(c)               No plan listed on Schedule 6.14(a) is a plan subject to Title IV of ERISA.  Neither RxCentric nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute to any plan subject to Title IV of ERISA.

(d)              Each of the Employee Benefit Plans and Pension Plans intended to qualify under Section 401 of the Code (“Qualified Plans”) is either in receipt of a favorable determination letter or is the subject of an opinion letter from the IRS and RxCentric has no knowledge of facts that are likely to result in the revocation of any Qualified Plan’s qualified status under Section 401 of the Code and tax exempt status of the trusts maintained thereto as exempt from federal income taxation under Section 501 of the Code.

(e)               All contributions and premiums required by law or by the terms of any Employee Benefit Plan or Pension Plan which are defined benefit plans or money purchase plans or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith, and no accumulated funding deficiencies exist in any of such plans subject to Section 412 of the Code.

(f)                 There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Employee Benefit Plans or Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Employee Benefit Plans or Pension Plans.

(g)              True, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans and Pension Plans (as applicable), have been made available to Allscripts (A) any plans and related trust documents, and all amendments thereto, (B) the most recent Forms 5500 for the past three years and schedules thereto, (C) the most recent financial statements and actuarial valuations for the past three years, (D) the most recent Internal Revenue Service determination letter, (E) the most recent summary plan descriptions (including letters or other documents updating such descriptions) and (F) written descriptions of all non-written agreements relating to the Employee Benefit Plans and Pension Plans.

(h)              There are no pending legal proceedings which have been asserted or instituted against any of the Employee Benefit Plans or Pension Plans, the assets of any such plans or RxCentric, or the plan administrator or any fiduciary of the Employee Benefit Plans or Pension Plans with respect to the operation of such plans (other than routine, uncontested benefit claims), and RxCentric has no knowledge of any facts or circumstances which could form the basis for any such legal proceeding.

(i)                  All Employee Benefit Plans and Pension Plans are in compliance with applicable provisions of ERISA, the Code and other applicable Laws and comply in form and in operation with the applicable requirements of ERISA, the Code, the regulations and published authorities thereunder and other applicable Laws.  The Employee Benefit Plans and Pension Plans have been administered consistent in all material respects with their written terms, or with respect to each such Employee Benefit Plan and Pension Plan that is a Qualified Plan, in accordance with such operational policies and procedures as have been or shall be adopted and implemented for the purpose of operationally complying with any otherwise “disqualifying provisions” (as defined in Treasury Regulation Section 1.401(b)-1T(b)) for which such Qualified Plan will be amended within the “remedial amendment period” (as defined in Treasury Regulation Section 1.401(b)-1T(b)).

(j)                  RxCentric and any ERISA Affiliate which maintains a “benefits plan” within the meaning of Section 5000(b)(1) of ERISA, have complied with the notice and continuation requirements of Section 4980B of the Code or Part 6 of Title I of ERISA and the applicable regulations thereunder.

(k)               Neither RxCentric nor any of its ERISA Affiliates has divested any business or entity maintaining or sponsoring a defined benefit pension plan having unfunded benefit liabilities (within the meaning of Section 4001(a)(18) of ERISA) or transferred any such plan to any person or any ERISA Affiliate during the five-year period ending on the Closing Date.

(l)                  Neither the Company nor any “party in interest” or “disqualified person” with respect to the Employee Benefit Plans or Pension Plans has engaged in a “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.

(m)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee of RxCentric; (ii) increase any benefits otherwise payable under any Employee Benefit Plan or Pension Plan; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(n)              Except as set forth on Schedule 6.14(n), no stock or other security issued by RxCentric forms or has formed a material part of the assets of any Employee Benefit Plan or Pension Plan.

Section 6.15                                Labor.

(a)               Except as set forth on Schedule 6.15(a), RxCentric is not party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of RxCentric.  RxCentric has delivered or otherwise made available to Allscripts true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 6.15(b), together with all amendments, modifications or supplements thereto.

(b)              Except as set forth on Schedule 6.15(b), no employees of RxCentric are represented by any labor organization.  No labor organization or group of employees of RxCentric has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the best knowledge of RxCentric, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.  There is no organizing activity involving RxCentric pending or, to the best knowledge of RxCentric, threatened by any labor organization or group of employees of RxCentric.

(c)               There are no pending or, to the knowledge of RxCentric, threatened (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes involving RxCentric.  There are no unfair labor practice charges, grievances or complaints pending or, to the best knowledge of RxCentric, threatened by or on behalf of any employee or group of employees of RxCentric before any labor tribunal.

Section 6.16                                Litigation.  Except as set forth in Schedule 6.16, there is no suit, action, proceeding, investigation, claim or order pending or threatened against RxCentric (or to the knowledge of RxCentric, pending or threatened, against any of the officers, directors or key employees of RxCentric with respect to their business activities on behalf of RxCentric), or to which RxCentric is otherwise a party, which, if adversely determined, would have a Material Adverse Effect, before any Governmental Authority.  RxCentric is not subject to any Judgment of any Governmental Authority, except as set forth on Schedule 6.16, RxCentric is not engaged in any legal action to recover monies due it or for damages sustained by it.

Section 6.17                                Compliance with Laws; Permits.  RxCentric is in compliance with all Laws applicable to RxCentric or to the conduct of the business or operations of RxCentric or the use of its properties (including any leased properties and assets).  RxCentric has all governmental permits and approvals from state, federal or local authorities which are required for RxCentric to operate its business.

Section 6.18                                Environmental Matters.  Except as set forth on Schedule 6.18 hereto, the operations of RxCentric are in material compliance with all applicable Environmental Laws and all permits issued pursuant to Environmental Laws or otherwise.  RxCentric has obtained all permits required under all applicable Environmental Laws necessary to operate its business.  RxCentric is not the subject of any outstanding written order or Contract with any governmental authority or person respecting (a) Environmental Laws, (b) remedial action or (c) any Release or threatened Release of a Hazardous Material.  RxCentric has not received any written communication alleging either or both that RxCentric may be in violation of any Environmental Law, or any permit issued pursuant to Environmental Law, or may have any liability under any Environmental Law.

Section 6.19                                Insurance.  Schedule 6.19 sets forth a complete and accurate list of all policies of insurance covering RxCentric or any of its employees, properties or assets, including, without limitation, policies of life, disability, fire, theft, workers compensation, employee fidelity and other casualty and liability insurance.  All such policies are in full force and effect, and, to RxCentric’s knowledge, RxCentric is not in default of any material provision thereof.

Section 6.20                                Receivables.  All Accounts Receivable of RxCentric have arisen from bona fide transactions, reflected in written Contracts, and in the ordinary course of business consistent with past practice.  All Accounts Receivable of RxCentric reflected on the Balance Sheet are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.  All Accounts Receivable arising after the Balance Sheet Date are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

Section 6.21                                Related Party Transactions.  Except as set forth on Schedule 6.21, none of RxCentric’s Affiliates has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to RxCentric.  To RxCentric’s knowledge except as set forth in Schedule 6.21, neither  RxCentric, any Affiliate of RxCentric, nor any officer or employee of any of them is a party to any Material Contract.

Section 6.22                                Customers and Suppliers.  Schedule 6.22 sets forth a list of the 10 largest customers and the 10 largest suppliers of RxCentric, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended December 31, 2002 and the three-month period ended March 31, 2003.  Schedule 6.22 sets forth the approximate total sales by

RxCentric to each customer identified thereon and the approximate total purchases by RxCentric from each supplier identified thereon, during such period.  Since March 31, 2003, there has not been any material adverse change in the business relationship of RxCentric with any customer or supplier listed on Schedule 6.22, except for such changes resulting from the expiration or termination of such business relationships in the ordinary course according to their respective terms.  Except as disclosed on Schedule 6.22, there are no customers of RxCentric as to whom RxCentric has an obligation to provide products or services at below fair market value.

Section 6.23                                Brokers.  Neither RxCentric nor any person or entity acting on RxCentric’s behalf has incurred any liability for any finders’ or brokers’ fees or commissions in connection with the transaction contemplated by this Agreement.

Section 6.24                                No Misrepresentations.  No representation or warranty made by RxCentric in this Agreement or in any Exhibit or Schedule hereto or in any certificate or other instrument furnished by RxCentric pursuant to the terms of this Agreement, contains or will contain any untrue statement or omits or will omit to state any material fact that is necessary to make the statements contained herein or therein not misleading.

ARTICLE VII

COVENANTS OF PARTIES PENDING CLOSING

Section 7.1                                      Covenants of RxCentric Pending Closing.

(a)               Cooperation in Securing Approvals.  RxCentric will use its commercially reasonable efforts (which shall include curing any undisputed breaches of RxCentric’s obligations under the Assumed Contracts) to secure, or cooperate with Allscripts in securing, all Consents, all other licenses, certifications, statements of exemption or other approvals as Allscripts in its sole discretion deems necessary to enable Allscripts to purchase the Assets and operate RxCentric’s business in the manner and to the full extent it is currently being conducted.  Each party will promptly advise the other party of any difficulties experienced in obtaining any of the Consents and of any conditions proposed, considered, or requested for any of the Consents.  Each party will cooperate fully with the other party’s efforts to obtain as expeditiously as possible any Consents.  RxCentric will promptly provide Allscripts with complete information and complete copies of all materials necessary for Allscripts to file all necessary notices and applications with Governmental Authorities with respect to any Consent.

(b)              Inspection.  RxCentric will give Allscripts, and its counsel, accountants, and other authorized representatives reasonable access, upon reasonable notice, to the Assets, the business and operations of RxCentric, and to all other books, records, and documents of RxCentric relating to RxCentric for the purpose of audit and inspection, and will furnish or cause to be furnished to Allscripts or its authorized representatives, upon reasonable notice, all information with respect to the affairs and business of RxCentric that Allscripts may reasonably request up to the Closing Date.

(c)               Diligent Effort.  RxCentric shall proceed diligently and in good faith to satisfy all conditions specified in Article VIII of this Agreement.

(d)              Conduct of Business Pending the Closing.

Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Allscripts, RxCentric shall:

(i)                                     conduct the businesses of RxCentric only in the ordinary course consistent with past practice;

(ii)                                  not enter into any contracts or agreements that contain prices less than RxCentric’s standard prices less RxCentric’s standard discounts, consistent with past practice, or that impose liabilities in any instance in excess of $10,000, or $25,000 in the aggregate, that are not satisfied prior to the Closing Date;

(iii)                               use its commercially reasonable efforts to (A) preserve its present business operations and organization (including, without limitation, management and the sales force) and (B) preserve its present relationship with those customers and suppliers set forth on Schedule 6.22;

(iv)                              maintain (A) all of the material assets and properties of RxCentric in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the properties and assets of RxCentric in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

(v)                                 (A) maintain the books, accounts and records of RxCentric in the ordinary course of business consistent with past practice, (B) continue to collect Accounts Receivable and pay accounts payable (other than disputed accounts) utilizing normal procedures and without discounting or accelerating payment of such accounts and (C) comply in all material respects with all contractual and other obligations applicable to the operations of RxCentric;

(vi)                              comply in all material respects with applicable laws, including, without limitation, Environmental Laws; and

Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Allscripts, RxCentric shall not:

(vii)                           materially (A) increase the annual level of compensation of any employee of RxCentric, (B) increase the annual level of compensation payable or to become payable by RxCentric to any of its executive officers, (C) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, director or consultant, other than in the ordinary course consistent with past practice or in such amounts as are fully reserved against in the Financial Statements, (D) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of RxCentric or otherwise modify or amend or terminate any such plan or arrangement or (E) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which RxCentric is a party or involving a director, officer or employee of RxCentric in his or her capacity as a director, officer or employee of RxCentric;

(viii)                        except for trade payables, advances for employee reimbursable expenses and for indebtedness for borrowed money incurred in each case in the ordinary course of business and consistent with past practice, borrow monies for any reason or draw down on any line of credit or debt obligation, or become the guarantor, surety, endorser or otherwise liable for any debt, obligation or liability (contingent or otherwise) of any other Person;

(ix)                                subject to any Lien any of the properties or assets (whether tangible or intangible) of RxCentric;

(x)                                   acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the material properties or assets (except for fair consideration in the ordinary course of business consistent with past practice) of RxCentric;

(xi)                                cancel or compromise any debt or claim due to RxCentric or waive or release any material right of RxCentric except in the ordinary course of business consistent with past practice;

(xii)                             enter into any commitment for capital expenditures in excess of $10,000 for any individual commitment and $25,000 for all commitments in the aggregate;

(xiii)                          enter into, modify or terminate any labor or collective bargaining agreement of RxCentric or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to RxCentric;

(xiv)                         enter into or agree to enter into any merger or consolidation with any corporation or other Person, or engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person (other than advances for reimbursable employee expenses);

(xv)                            make any change in any method of accounting for Tax or financial accounting purposes (except as required by GAAP), make or revoke any Tax election or settle or compromise any Tax dispute; or

(xvi)                         agree to do anything prohibited by this Section 7.1 or anything which would make any of the representations and warranties of RxCentric in this Agreement untrue or incorrect in any material respect as of any time through and including the Effective Time.

Section 7.2                                      Covenants of Allscripts Pending Closing.

Allscripts shall proceed diligently and in good faith to satisfy all conditions specified in Article IX of this Agreement.

ARTICLE VIII

CONDITIONS PRECEDENT TO RXCENTRIC’S OBLIGATIONS

All obligations of RxCentric at Closing are subject to the satisfaction or waiver by RxCentric, on or prior to the Closing Date, of each of the following conditions:

Section 8.1                                      Consents.  All Required Consents to be issued by a Governmental Authority shall have been obtained, and each Required Consent issued by a Governmental Authority shall be in full force and effect.  The stockholders of RxCentric shall have consented (by the requisite percentage thereof) to the consummation of the transactions contemplated hereby.

Section 8.2                                      Representations and Warranties True.  Each of the representations and warranties of Allscripts contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of that date.

Section 8.3                                      Performance by Allscripts.  Allscripts shall have performed and complied in all material respects with each of the obligations, covenants and agreements required by this Agreement to be performed or complied with by Allscripts at or prior to Closing.

Section 8.4                                      Deliveries.  Allscripts shall have made or stand willing to make all the deliveries to RxCentric set forth in Section 10.3.

ARTICLE IX

CONDITIONS PRECEDENT TO ALLSCRIPTS’ OBLIGATIONS

All obligations of Allscripts at Closing are subject to the satisfaction or waiver by Allscripts, on or prior to the Closing Date, of each of the following conditions:

Section 9.1                                      Material Adverse Change.  Since the date of execution of this Agreement and except as set forth hereunder, there shall have been no adverse material change in the Assets of RxCentric that would materially adversely effect the operation of the business of RxCentric as currently conducted by Allscripts following the Closing (a “Material Adverse Effect”).  Without limiting the foregoing, a Material Adverse Effect will be deemed to have occurred if RxCentric’s Backlog, as reasonably determined in accordance with the methodology set forth on Schedule 9.1 hereto, is less than three million eight hundred thousand dollars ($3,800,000) at the Closing.

Section 9.2                                      Consents.  All Required Consents shall have been obtained, and each Required Consent shall be in full force and effect.

Section 9.3                                      Representations and Warranties True.  Each of the representations and warranties of RxCentric contained in this Agreement shall be true and correct in all respects on and as of the Closing Date as though made on and as of that date; provided that, if one or more representations or warranties of RxCentric are not correct in all respects on and as of the Closing Date, and upon Allscripts’ commercially reasonable determination that the amount of Losses (as defined in Section 12.1) would be less than $100,000, then the condition contained in this

Section 9.3 shall be deemed satisfied, but the Losses shall be aggregated with any other Losses arising after the Closing to determine RxCentric’s obligations, if any, pursuant to Section 12.3(b).

Section 9.4                                      Performance by RxCentric.  RxCentric shall have performed and complied in all material respects with each of the obligations, covenants and agreements required by this Agreement to be performed or complied with by RxCentric at or prior to Closing.

Section 9.5                                      Tax, Lien, and Judgment Searches.  Allscripts shall have received the results of a search for tax, lien, and judgment filings in the records of all relevant jurisdictions, which searches shall evidence that the Assets are free and clear of all Liens other than Liens that shall be terminated at Closing.

Section 9.6                                      Licenses in Effect.  There shall not have been any revocation or non-renewal of any License;

Section 9.7                                      Key Employees.  Those Employees identified on Schedule 9.7 shall have executed and delivered to Allscripts non-compete, non-disclosure and employment agreements in form and substance acceptable to Allscripts

Section 9.8                                      Deliveries.  RxCentric shall have made or stand willing to make all the deliveries to Allscripts set forth in Section 10.2.

Section 9.9                                      Verification of Operating Liabilities.  RxCentric shall have obtained from the holders of each Operating Liability verification of the status and amount of such Operating Liability.

ARTICLE X

CLOSING

Section 10.1                                Closing Date.

(a)               Except as provided in Section 10.1(b), or Section 14.1, or as otherwise agreed to by RxCentric and Allscripts, the Closing shall take place at 10:00 a.m. on the later of August 31, 2003 or the 5th Business Day after the satisfaction (or waiver by Allscripts or RxCentric, as applicable) of the conditions specified in Articles VIII and IX.

(b)              If on the date on which the Closing would otherwise be required to take place pursuant to Section 10.1(a), there shall be in effect any Judgment that would prevent or make unlawful the Closing, then Allscripts or RxCentric may, at its option, postpone the date on which the Closing is required to take place until such date, to be set by the party requesting such postponement on at least five Business Days’ written notice to the other party, as soon as practicable after such Judgment ceases to be in effect; provided, however, that postponement of the date on which the Closing is required to take place pursuant to this Section 10.1(b) shall not restrict the exercise by either Allscripts or RxCentric of its rights under Section 14.1.

(c)               All deliveries shall be considered to have taken place simultaneously, as a single transaction, and no delivery shall be considered to have been made until all deliveries are completed.  Upon satisfactory conclusion of the Closing, however, all things to be done at the Closing and all references in this Agreement to things to have been done prior to, at, or as of the Closing shall be deemed to have occurred as of the Effective Time.

(d)              The Closing will be held at Allscripts’ principal offices or any other place that is agreed upon by Allscripts and RxCentric.

Section 10.2                                Documents to be Delivered by RxCentric.  Prior to or at the Closing, RxCentric shall deliver or cause to be delivered to Allscripts the following in form and substance reasonably satisfactory to Allscripts and its counsel:

(a)               A copy of the Certificate of Incorporation of RxCentric, as amended, certified by the Secretary of State of Delaware and a certificate of good standing issued by the Secretary of State of the State of Delaware.

(b)              A copy of (i) the Amended Bylaws and (ii) the resolutions of RxCentric’s Board of Directors and stockholders, authorizing RxCentric’s execution of this Agreement and performance of its obligations under this Agreement, both certified by the Secretary of RxCentric.

(c)               A bill of sale, and other instruments of assignment, transfer, and conveyance, for the Assets (including Certificates of Title to any titled motor vehicle, instruments of assignment with respect to any contracts and Intangible Property and an instrument of assignment pursuant to which RxCentric assigns all of the Assets) executed by a duly authorized agent of RxCentric and conveying marketable title to the Assets free and clear of all Liens, together with originals or, to the extent originals are unavailable, copies of all Assumed Contracts, Licenses, business records, accounts receivable assigned and other files and records included in the Assets.

(d)              Copies of the verification of Operating Liabilities in a form satisfactory to Allscripts.

(e)               Copies of all instruments evidencing receipt of any Consents.

(f)                 An opinion of Hale and Dorr LLP (or such other firm reasonably satisfactory to Allscripts) in substantially the form of Exhibit 10.2 (f).

(g)              Audited financial statements for RxCentric, as of and for the year ended December 31, 2002 (such financial statements to consist of a balance sheet, statement of income (loss) and statement of cash flows).

(h)              A certificate, dated as of the Closing Date, executed on behalf of RxCentric by an officer of RxCentric (but without personal liability on the part of such officer), certifying that, except as expressly set forth in such certificate, (i) the representations and warranties of RxCentric contained in this Agreement are true in all material respects on and as of the Closing Date as though made on and as of that date, and (ii) RxCentric has in all material respects performed and complied with all of its obligations, covenants, and agreements set forth in this Agreement to be performed and complied with by it on or prior to the Closing Date.

(i)                  All Included Books and Records.

(j)                  A list of the stockholders of RxCentric with an itemization of shares owned.

(k)               Such other documents as Allscripts shall reasonably request.

Section 10.3                                Documents to be Delivered by Allscripts.  Prior to or at the Closing, Allscripts shall deliver or cause to be delivered to RxCentric the following, in form and substance reasonably satisfactory to RxCentric and its counsel:

(a)               A certificate of good standing issued by the Secretary of State of Delaware.

(b)              A copy of the resolutions of (i) AHS’ Board of Directors and (ii) Allscripts’ Managers, certified by an authorized representative of each of AHS or Allscripts, as applicable authorizing AHS’ and Allscripts’ execution of this Agreement and performance of its obligations under this Agreement.

(c)               The Purchase Price, as adjusted pursuant to Article III.

(d)              A certificate, dated as of the Closing Date, executed on behalf of Allscripts by an officer of Allscripts (but without personal liability on the part of such officer), certifying that, except as expressly set forth in such certificate, (i) the representations and warranties of Allscripts contained in this Agreement are true in all material respects as of the Closing Date as though made on and as of that date, and (ii) Allscripts has in all material respects performed and complied with all of its obligations, covenants, and agreements set forth in this Agreement to be performed and complied with by it on or prior to the Closing Date.

(e)               A duly executed instrument of assumption pursuant to which Allscripts assumes the Assumed Liabilities.

(f)                 Employment or Consulting Agreements, as applicable, with the Persons set forth on Schedule 10.3(f) hereto.

(g)              Such other documents as RxCentric shall reasonably request.

ARTICLE XI

POST-CLOSING COVENANTS AND OBLIGATIONS

Post-Closing Covenants and Obligations of RxCentric.  From and after the Closing Date, RxCentric shall take the following actions:

Section 11.1                                COBRA Obligations.  With respect to all group health plans, RxCentric shall retain full responsibility and liability for compliance with the continuation health care coverage requirements of Code Section 4980B and Sections 601 through 608 of ERISA (the “Continuation Coverage Requirements”) for all “Qualifying Events” within the meaning of Code Section 4980B(f)(3) and Section 603 of ERISA.  On or after the Closing, RxCentric shall continue to comply with the Continuation Coverage Requirements with respect to all Qualifying Events affecting any current or former employees of RxCentric and any qualifying beneficiary of such employee or former employee for which a Qualifying Event occurred prior to the Closing.  RxCentric shall hold Allscripts and its Affiliates harmless from and fully indemnify them against any costs, expenses, losses, damages and liabilities incurred or suffered by them directly or indirectly, including reasonable attorneys’ fees and expenses, which relate to continuation coverage and arise as a result of any action or omission by RxCentric or because Allscripts is deemed to be a successor employer to RxCentric.

Section 11.2                                No Use of Intangible Property.  RxCentric shall not use or license the use of any portion of the Intangible Property.

Section 11.3                                Termination of Employees.  In its discretion and in accordance with applicable agreements (if any), RxCentric shall pay any severance or other benefits to Employees of RxCentric that have not been offered employment with Allscripts

ARTICLE XII

INDEMNIFICATION

Section 12.1                                Indemnification by RxCentric.  After the Closing, RxCentric agrees to indemnify and defend Allscripts, its officers, managers, members, agents and representatives (collectively, for purposes of this Article XII “Allscripts”) and hold it harmless upon demand from and against, and to reimburse Allscripts for, any and all claims, liabilities, damages, expenses, including reasonable attorney’s fees and expenses of investigation, negotiation, and defense, and other obligations of any nature (collectively, “Losses”) (a) arising from the operation or ownership of RxCentric and the Assets prior to the Closing, including any liabilities arising under the Assumed Contracts that relate to events occurring prior to the Closing Date and any failure of RxCentric to pay or perform any and all obligations and liabilities of RxCentric after the Closing Date (including the liabilities and obligations set forth in Section 4.2 hereof and excluding the Assumed Liabilities and any other obligations and liabilities specifically assumed by Allscripts under this Agreement); (b) any inaccuracy in or breach of any representation and warranty, or any breach or nonfulfillment of any covenant or agreement, of RxCentric contained in this Agreement or in any certificate, document, or instrument required by this Agreement to be delivered to Allscripts; (c) all obligations of RxCentric not required to be assumed by Allscripts pursuant to this Agreement, including any liabilities arising at any time under any mortgage, indenture, lease, contract, or other agreement that is not included in the Assumed Contracts or any obligation for Taxes attributable to the business, operations, or assets of RxCentric (other than sales taxes to be paid by RxCentric); and (d) arising out of and related to any employment or personal service relationship, or the termination of such relationship, between RxCentric and any employee or independent contractor, including any matters set forth in Schedule 6.16.

Section 12.2                                Indemnification by Allscripts.  After the Closing, Allscripts agrees to indemnify and defend RxCentric, its officers, directors, stockholders, agents and representatives (collectively, for purposes of this Article XII “RxCentric”) and hold it harmless upon demand from and against, and to reimburse RxCentric for, any and all Losses, (a) arising from the operation or ownership of the Assets after the Closing and any failure of Allscripts to pay or perform any Assumed Liabilities and any other obligations and liabilities specifically assumed by Allscripts under this Agreement; (b) any inaccuracy in or breach of any representation and warranty, or any breach or nonfulfillment of any covenant or agreement, of Allscripts contained in this Agreement or in any certificate, document, or instrument delivered to RxCentric under this Agreement, and (c) arising from actions taken by Allscripts after the Closing that affect persons who were employees of RxCentric at the time of the Closing, excluding any claims arising under or derived from an independent contractor arrangement  (to the extent not assumed under Section 4.1) or other employment agreement entered into between such persons and RxCentric.

Section 12.3                                Certain Limitations.  Notwithstanding anything in this Agreement to the contrary,

(a)               All representations and warranties made by any party in this Agreement or in documents and instruments delivered pursuant hereto shall survive the Closing, but all claims made by virtue of such representations and warranties shall be made under, and subject to the limitations set forth in this Article XII.  Neither party shall indemnify or otherwise be liable to any other party with respect to any claim for any breach of a representation or warranty, unless notice of the claim is given within one year after the Closing Date.

(b)              The right of each party to indemnification under this Article XII shall be such party’s exclusive remedy after Closing for any Losses suffered or incurred by such party by reason of the other party’s breach of any representation or warranty contained in this Agreement or in any certificate, document, or instrument delivered to such party under this Agreement or the other party’s breach of any covenant or agreement contained in this Agreement or in any certificate, document, or instrument delivered to such party under the Agreement; provided, however, that Allscripts shall have the right to suspend payments under Section 3.4 in connection with any Loss and to pursue such other remedies described in Article XIII.  Notwithstanding any provision hereof to the contrary, RxCentric’s liability for Losses shall be limited in the aggregate to an amount equal to the Purchase Price, except that, if (i) no notice of a claim for Losses is given by Allscripts within six months of the Closing Date and (ii) RxCentric has dissolved and given notice to potential claimants in accordance with Section 280 of the Delaware General Corporation Law (such notices to specify that a claim must be received from potential claimants by the six month anniversary of the Closing Date), thereafter RxCentric’s liability for Losses shall be limited in the aggregate to $500,000.  No claim, demand, suit or cause of action shall be brought against RxCentric under this Article XII unless and until the aggregate amount of Losses exceeds $100,000 (at which point RxCentric shall become liable for the total aggregate Losses (subject to the above limitations), and not just amounts in excess of $100,000).

(c)               RxCentric shall not distribute or otherwise transfer $500,000 of the Purchase Price to any person or entity prior to the first anniversary date of the Closing Date.  If RxCentric shall dissolve prior to the first anniversary date of the Closing Date, RxCentric shall arrange for the escrow of $500,000 of the Purchase Price for a period commencing on the date of dissolution and ending on the first anniversary date of the Closing Date.  Such escrow shall be established and administered pursuant to an Escrow Agreement that shall be in a form mutually agreed upon by RxCentric and Allscripts and shall provide for, among other things, the release of the escrowed amount to the former stockholders of RxCentric (on a pro rata basis) upon expiration of the escrow period if Allscripts has not given notice of a claim for Losses hereunder.

Section 12.4                                Procedure for Indemnification.  The procedure for indemnification will be as follows:

(a)               The party claiming indemnification (the “Claimant”) will, within fifteen Business Days of its discovery of the facts or circumstances giving rise to such claim, give notice to the party from which indemnification is claimed (the “Indemnifying Party”) of any claim, whether between the parties or brought by a third party, specifying in reasonable detail the factual basis for the claim.  If the claim relates to an action, suit, or proceeding filed by a third party against Claimant, such notice will be given by Claimant within ten Business Days after written notice of such action, suit, or proceeding was given to Claimant.  The Claimant’s failure to give such notice timely will not relieve the Indemnifying Party from any liability that it otherwise may have to the Claimant except to the extent the Indemnifying Party is actually prejudiced by such failure.

(b)              With respect to claims solely between the parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party will have thirty days to make such investigation of the claim as the Indemnifying Party deems necessary or desirable.  For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and its authorized representatives the information relied upon by the Claimant to substantiate the claim.  If the Claimant and the Indemnifying Party agree at or prior to the expiration of the thirty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such claim, the Indemnifying Party will immediately pay to the Claimant the full amount of the claim (subject to the limitations set forth in Section 12.3(b) above).  If the Claimant and the Indemnifying Party do not agree within the thirty-day period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate remedy at law or equity.

(c)               With respect to any claim by a third party as to which the Claimant is entitled to indemnification under this Agreement, the Indemnifying Party will have the right at its own expense, to participate in or assume control of the defense of such claim, and the Claimant will cooperate fully with the Indemnifying Party, subject to reimbursement for actual out-of-pocket expenses incurred by the Claimant as the result of a request by the Indemnifying Party; provided, however, that Allscripts, in its sole discretion, may maintain control of the defense of any claim, while affording RxCentric reasonable opportunity to participate in such defense.  If the Indemnifying Party elects to assume control of the defense of any third-party claim, the Claimant will have the right to participate in the defense of such claim at its own expense (except that the Claimant will have the right to participate in the defense of such claim at the Indemnifying Party’s expense if the Claimant has been advised by its counsel that use of the same counsel to represent both the Indemnifying Party and the Claimant would present a conflict of interest).  If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third-party claim, the Indemnifying Party will be bound by the results obtained by the Claimant with respect to such claim.

Section 12.5                                Reliance.  No notice or information delivered by any party shall affect any other party’s right to rely on any representation, warranty, covenant or agreement made by such party or relieve such party of any obligations under this Agreement as the result of a breach of any of its representations, warranties, covenants or agreements.

ARTICLE XIII

RISK OF LOSS; INSURANCE

Section 13.1                                Risk of Loss; Insurance.

(a)               During the period between the date of this Agreement and the Closing Date, the risk of loss, damage or impairment, confiscation or condemnation of any of the Assets from any cause whatsoever shall be borne by RxCentric, and RxCentric shall continue to maintain all existing insurance polices presently maintained on the buildings and on the other Assets (or upon written request of Allscripts and at Allscripts’ expense, in such greater amounts as Allscripts may reasonably request).

(b)              In the event of any loss, damage or impairment, confiscation or condemnation of any of the Assets prior to the completion of the Closing, RxCentric shall notify Allscripts of same in writing immediately, specifying with particularity the loss, damage or impairment, confiscation or condemnation incurred, the cause thereof, if known or reasonably ascertainable, and the insurance coverage.  RxCentric shall apply the proceeds of any insurance policy, judgment or award with respect thereto to repair, replace or restore such Assets to their prior condition as soon as possible after such loss, damages or impairment, confiscation or condemnation, and RxCentric shall use the proceeds of any claim under any property damage insurance policy or other recovery solely to repair, replace, or restore any of the Assets that are lost, damaged, impaired, or destroyed.

(c)               If before the Closing Date, due to damages or destruction or any other reason, the operations of RxCentric are suspended for any period, then (i) RxCentric shall immediately give written notice thereof to Allscripts; and (ii) Allscripts shall have the right, by giving immediate written notice to RxCentric, to (A) within five Business Days of receiving such notice from RxCentric of such suspension, terminate this Agreement pursuant to Article XIV hereof, or (B) postpone the Closing Date for a period of up to 90 days.

(d)              In the event of any material damage or destruction of the Assets described in subsection (b) above, or in the event of any damage or destruction of the Assets described in subsection (c) above, if such Assets have not been restored or replaced and RxCentric’s normal and usual operation resumed by the date scheduled for Closing, as same may be postponed pursuant to subsection (c) above, Allscripts may pursuant to Section 14, terminate this Agreement by written notice to RxCentric pursuant to Article XIV hereof.  Alternatively, Allscripts may, at its option, proceed to close this Agreement and complete the restoration and replacement of such damaged Assets after the Closing Date, in which event RxCentric shall deliver or assign to Allscripts all insurance or other proceeds received in connection with such damage or destruction of the Assets to the extent such proceeds are received by or payable to RxCentric and have not theretofore been used in or committed to the restoration or replacement of the Assets.

ARTICLE XIV

TERMINATION AND AMENDMENT

Section 14.1                                Termination.  This Agreement may be terminated:

(a)               at any time by mutual written consent of RxCentric and Allscripts;

(b)              by RxCentric or Allscripts if the terminating party is not in default or breach in any material respect of its representations, warranties, covenants or agreements under this Agreement, if the Closing shall not have occurred on or before September 30, 2003;

(c)               by RxCentric, if RxCentric is not in default or breach in any material respect of its representations, warranties, covenants or agreements under this Agreement, if all the conditions in Article VIII have not been satisfied or waived by the date scheduled for the Closing pursuant to Section 10.1 (as such date may be postponed pursuant to Section 10.1);

(d)              by Allscripts, if Allscripts is not in default or breach in any material respect of its representations, warranties, covenants or agreements under this Agreement, if all the conditions set forth in Article IX have not been satisfied or waived by the date scheduled for the Closing pursuant to Section 10.1 (as such date may be postponed pursuant to Section 10.1);

(e)               by Allscripts pursuant to Section 13.1(c) or (d).

Section 14.2                                Procedure and Effect of Termination.

(a)               In the event of termination of this Agreement by either or both of Allscripts and/or RxCentric pursuant to Section 14.1, prompt written notice thereof shall forthwith be given to the other party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto, but subject to and without limiting any of the rights of the parties specified herein in the event a party is in default or breach in any material respect of its obligations under this Agreement.  If this Agreement is terminated as provided herein:

(i)                                     None of the parties hereto nor any of their directors, officers, stockholders, employers, partners, agents, or Affiliates shall have any liability or further obligation to the other party or any of their directors, officers, stockholders, employees, partners agents, or Affiliates pursuant to this Agreement with respect to which termination has occurred, except as stated in Sections 14.2(b), 15.1, and 16.6 hereof; and

(ii)                                  All filings, applications and other submissions relating to the transactions contemplated hereby as to which termination has occurred shall, to the extent practicable, be withdrawn from the agency or other person to which made.

(b)              If (i) both (A) this Agreement is terminated pursuant to Section 14.1 by Allscripts for any reason and (B) if RxCentric shall be in breach in a material respect of any of its obligations under this Agreement after all conditions precedent to RxCentric’s obligations have been satisfied and Allscripts is not in breach in a material respect of any of its obligations under this Agreement and Allscripts stands ready, willing and able to perform Allscripts’ obligations under this Agreement or (ii) this Agreement is terminated pursuant to Section 14.1(d), then and in that event, Allscripts shall have the right to either (1) recover from RxCentric as agreed and liquidated damages, and not as a penalty, the sum of $250,000 or (2) in lieu of monetary damages, the right to specific performance of this Agreement and to compel RxCentric to comply with its obligations under this Agreement.  Notwithstanding the foregoing, RxCentric shall not be obligated to pay Allscripts $250,000 or to specifically perform under this Agreement, as set forth in the preceding sentence, if RxCentric is unable to meet a condition to Closing that is not within its control.  By way of example only and without limiting applicability of the preceding sentence, failure to obtain stockholder consent (Section 8.1), failure to obtain customer consents (Section 9.2) or the failure of any of the Key Employees to accept employment with Allscripts (Section 9.7) shall not obligate RxCentric to pay Allscripts $250,000 or to specifically perform under this Agreement.  In recognition of the unique character of the Assets to be sold hereunder and the damages which Allscripts will suffer in the event of a breach by RxCentric, RxCentric hereby waives any defense that Allscripts has an adequate remedy at law for the breach of this Agreement by RxCentric.

(c)               If (i) both (A) this Agreement is terminated pursuant to Section 14.1 by RxCentric for any reason and (B) if Allscripts shall be in breach in a material respect of any of its obligations under this Agreement after all conditions precedent to Allscripts’ obligations have been satisfied and RxCentric is not in breach in a material respect of any of its obligations under this Agreement and RxCentric stands ready, willing and able to perform RxCentric’s obligations under this Agreement, or (ii) this Agreement is terminated pursuant to Section 14.1(c), then and in that event, RxCentric shall have the right to recover from Allscripts as agreed and liquidated damages, and not as a penalty, the sum of $250,000.

(d)              Without limiting the generality of the foregoing, or any applicable law, neither RxCentric nor Allscripts may rely on the failure of any condition precedent set forth in Article VIII or IX, respectively, to be satisfied if such failure was caused by such party’s failure to act in good faith, or a breach of or failure to perform its representations, warranties, covenants or other obligations in accordance with the terms hereof.

Section 14.3                                Amendment.  This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE XV

CONFIDENTIALITY; PUBLIC ANNOUNCEMENT

Section 15.1                                Confidentiality.  Except as necessary for the consummation of the transactions contemplated hereby, or as required by law, in connection with legal proceedings relating to this Agreement and the transactions contemplated hereby, or otherwise pursuant to subpoena or the request of a governmental authority (in which case the other party shall receive a copy of such subpoena or request), all business and financial information acquired by Allscripts or RxCentric concerning the other in connection with the negotiation or consummation of the transactions which are the subject of this Agreement shall be held in the strictest confidence, except as may be required to disclose to the parties’ lenders, or potential lenders, attorneys, accountants, officers, directors, partners, employees, representatives, agents, consultants, advisors and potential advisors who, in good faith, are required to know such disclosed information, in connection with the consummation of the transactions contemplated by this Agreement and who are informed by such party of the confidential nature of such information.  In the event the transactions contemplated by this Agreement are not consummated, each party agrees that at the request of the other party, it will promptly deliver to the other party any and all such information, material, or documents referred to above which they possess.

Section 15.2                                Public Announcement of Sale.  Prior to and upon the Closing, Allscripts and RxCentric shall cooperate concerning the timing, method, and content of all announcements concerning the transactions contemplated by this Agreement and no such announcement shall be made without the express consent of both parties, except as required to the parties’ lenders or potential lenders, attorneys, accountants, officers, directors, partners, employees, representatives, agents, consultants, advisors and potential advisors, who are informed by such party of the confidential nature of such information.

ARTICLE XVI

MISCELLANEOUS

Section 16.1                                Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.  Each party consents to the in personam jurisdiction of the courts of New Castle County, Delaware and the United States District Court for the District of Delaware in connection with any claim or dispute arising under or in connection with this Agreement.

Section 16.2                                Binding Effect.  Neither party may assign this Agreement or the rights, interests, or obligations hereunder without the prior written consent of the other party to this Agreement.  This Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by, the parties hereto and their respective legal representatives, successors, and permitted assigns.

Section 16.3                                Entire Agreement.  This Agreement, including the Exhibits and Schedules hereto, and all documents, certificates, and other documents to be delivered by the parties pursuant hereto, collectively contains the entire agreement of the parties hereto with respect to the transactions contemplated hereby and supersedes all prior agreements, writings and negotiations with respect thereto, including the Term Sheet dated May 15, 2003 between the parties.

Section 16.4                                Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of either party hereto, such consent will be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 16.4.

Section 16.5                                Notices.  All notices, waivers, demands and other communications hereunder shall be in writing and shall be delivered personally or sent by telecopier, electronic mail, overnight delivery, or certified or registered mail, return receipt requested, to the parties at the addresses set forth below or at such other addresses as either party may designate to the other in writing in accordance with this section:

If to RxCentric, to:

c/o Collinson, Howe & Lenox LLC
1055 Washington Boulevard
Stamford,  Connecticut  06901
Attention:  Timothy Howe
Fax:  (203) 324-3636

With a copy to:

Hale and Dorr LLP
650 College Road East
Princeton, New Jersey 08540
Attention:  Andrew P. Gilbert, Esq.
Fax:  (609) 750 - 7700

If to Allscripts, to:

2401 Commerce Drive
Libertyville,  Illinois  60048
Attention:  Glen E. Tullman
Fax:  (847) 680-3721

With a copy to:

Dinse, Knapp & McAndrew P.C.
P.O. Box 988
209 Battery Street
Burlington, Vermont  05402-0988
Attention:  Jeffrey McMahan, Esq.
Fax:  (802) 862 - 6409

Notices shall be deemed to have been given on the date of delivery except that notices delivered on a day that is not a Business Day or delivered after 5:00 p.m.  local time at the place of delivery shall be deemed to have been given on the next Business Day after the date of delivery.

Section 16.6                                Expenses.  Unless otherwise explicitly provided in this Agreement, each party shall bear its own expenses for counsel fees and other expenses incurred in connection with this Agreement and the transactions contemplated hereby.

Section 16.7                                Headings.  The headings in this Agreement are for convenience and identification purposes only and are not to be considered in the interpretation of any part hereof.

Section 16.8                                Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute together one and the same instrument.

Section 16.9                                No Presumption Against Drafter.  The interpretation of any ambiguity contained in this Agreement will not be affected by the claim that a particular party drafted any provision hereof.

*  *  *  *

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

ALLSCRIPTS, LLC

By:	/s/ Lee Shapiro
Name: Lee Shapiro
Title: President

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC. (solely with respect to Article V)

By:	/s/ Lee Shapiro
Name: Lee Shapiro
Title: President

RXCENTRIC INC.

By:	/s/ R. Findlay
Name: R. Findlay
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

This First Amendment to Asset Purchase Agreement is made as of the 7th day of August, 2003 by and between RxCentric Inc., a Delaware corporation with its principal offices in New York, New York (“RxCentric”), and Allscripts, LLC, a Delaware limited liability company with its principal offices in Libertyville, Illinois (“Allscripts.”).

Background

Allscripts and RxCentric entered into that certain Asset Purchase Agreement dated July 16, 2003 (the “Agreement”) pursuant to which Allscripts agreed to purchase substantially all of the assets of RxCentric and assume certain liabilities of RxCentric.  As a condition precedent to Allscripts’ obligation to effect a Closing (as defined in the Agreement), RxCentric is obligated, among other things, to (i) obtain certain Required Consents and (ii) deliver audited financial statements for the fiscal year ending on December 31, 2002 and December 31, 2001 (if required) (the “Audited Financial Statements”).  The parties desire to effect a Closing prior to the receipt of all of the Required Consents and the availability of the Audited Financial Statements and provide for a process to ensure that the Required Consents and the Audited Financial Statements are delivered promptly after the Closing.

Now, therefore, it is agreed as follows:

1.                                       Waiver of Closing Conditions.  Allscripts hereby waives RxCentric’s obligation to comply with Sections 10.2(e) and 10.2(g) of the Agreement prior to Closing.

2.                                       Delivery of Audited Financial Statements.  RxCentric shall deliver the Audited Financial Statements within 45 days after Closing.  If RxCentric has not done so, then Allscripts shall have the right to retain an alternative auditor or pay additional fees to RxCentric’s auditor to complete and deliver the Audited Financial Statements.  In the event that Allscripts retains an alternative auditor, upon delivery of the Audited Financial Statements to Allscripts, RxCentric shall reimburse Allscripts for the reasonable and documented fees incurred by Allscripts in connection with completion of the Audited Financial Statements.

3.                                       Delivery of Required Consents.  RxCentric has not obtained those Required Consents listed on Exhibit A, attached to this Amendment (the “Outstanding Consents”).  In consideration of Allscripts’ agreement to effect a Closing, despite not having obtained the Outstanding Consents, Four Hundred Thousand Dollars ($400,000) of the Purchase Price shall be held back by Allscripts (the “Holdback”).  If RxCentric delivers the Outstanding Consents on or before September 8, 2003 (the “Consent Due Date”), and (i) there is no further reduction in the Backlog between the Closing Date and the Consent Due Date (other than reductions attributable solely to Allscripts’ recognition of revenue in accordance with Allscripts’ standard accounting policies) and (ii) Allscripts does not reasonably determine that the Operating Liabilities as of the Closing Date are greater than as represented by RxCentric, then Allscripts shall pay the Holdback to RxCentric.  If RxCentric delivers only some of the Outstanding Consents by the Consent Due Date, then Allscripts shall pay only a portion of the Holdback amount, up to the total of $400,000, equal to the value of the Contracts for which Outstanding Consents have been received; provided that the Holdback payment shall be reduced by the sum of  (i) any further reduction in the Backlog between the Closing and the Consent Due Date (other than reductions attributable solely to Allscripts’ recognition of revenue in accordance with Allscripts’ standard accounting policies), and/or (ii) the amount, if any, by which Allscripts reasonably determines that the Operating Liabilities are greater than represented to be at the Closing .  As of the Closing Date, the Backlog is $3,454,215.  The current value of each Contract for which there is an Outstanding Consent is stated on Exhibit A.  Additionally, RxCentric shall continue to cooperate to obtain any Consents, whether or not listed on Exhibit A after the Closing and after the Consent Due Date.

4.                                       No Accrual of the Contingent Purchase Price.  Revenues associated with the Contracts listed on Exhibit A shall not count toward the calculation of the PI Gross Revenues in determining the Contingent Purchase Price.  Notwithstanding the foregoing, in the event that the Novartis – Animal Health contract is not included in the final Backlog calculation made on the Consent Due Date, then any revenues associated therewith shall count toward the calculation of the PI Gross Revenues in determining the Contingent Purchase Price.

5.                                       No Other Changes. This Amendment constitutes the entire sum of changes of any kind or nature to the Agreement, and there are no changes, representations, warranties, covenants or obligations of any kind except as set forth herein.  In all other respects, the Agreement is and shall remain in full force and effect. Unless expressly indicated to the contrary herein, the defined terms used in this Amendment shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have caused this Amendment to be duly executed as of the date first written above.

ALLSCRIPTS, LLC

By:	/s/ Lee Shapiro
Name: Lee Shapiro
Title: President

RXCENTRIC INC.

By:	/s/ R. Findlay
Name: R. Findlay
Title: Chief Executive Officer